



FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

For 5 March, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXO WELLCOME HOUSE, BERKELEY AVENUE,
GREENFORD, MIDDLESEX UB6 0NN
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____ No _____



GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

1 March 2002   The Administrators of the SmithKline Beecham Employee Benefit Trust ("the Trust") notified the Company on the 5 March 2002, that 63,887 Ordinary shares had been transferred from the Trust to participants of the SmithKline Beecham 1991 Share Option Plan.

The Trust is a discretionary fund of which all employees or former employees of SmithKline Beecham plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore, interested in the shares held in the fund from time to time in the same way as other employees or former employees of SmithKline Beecham plc and its subsidiaries.

S M Bicknell
Company Secretary

5 March 2002

gsk.0262a

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS


Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

4 March 2002	Abacus (GW) Trustees Limited, as trustee of The Glaxo Wellcome Employee Trust ("the Trust"), transferred 5,402 Ordinary Shares in the Company to participants of the Glaxo Wellcome International Share Option Scheme, The Glaxo Wellcome UK Share Option Scheme and the Glaxo Wellcome 1999 Share Option Plan. The Trust also sold 5,136 Ordinary Shares in the Company at £17.65 per share.

The Company was advised of this transaction on 5 March 2002.

The Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline Services plc (formerly Glaxo Wellcome plc) and its subsidiaries are potential beneficiaries. Two of the Company's directors, Sir Richard Sykes and John Coombe are therefore interested in the shares held in the Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline Services plc and its subsidiaries.

S M Bicknell
Company Secretary

5 March 2002

gsk.0262a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 5 March, 2002   By: _____
                                                 VICTORIA LLEWELLYN
                                                 Authorised Signatory for and on
                                                 behalf of GlaxoSmithKline plc